Issuer Free Writing Prospectus

Filed Pursuant to Rule 433
Registration No. 333-179872
April 12, 2012

REALTY INCOME CORPORATION

PRICING TERM SHEET

6.625% Monthly Income Class F Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated April 12, 2012 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated March 2, 2012 (the “Base Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.  As used in this free writing prospectus, references to “Realty Income,” “us,” “our” and “we” mean Realty Income Corporation excluding its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

Issuer:	Realty Income Corporation

Security:	6.625% Monthly Income Class F Cumulative Redeemable Preferred Stock (the “Class F preferred stock”)

Size:	1,400,000 shares

Price to Public:

$25.2863 per share, plus accrued dividends from April 15, 2012. Accordingly, investors who purchase shares of Class F preferred stock offered hereby for delivery on April 19, 2012 will be required to pay $25.2863 per share plus an amount equal to $0.0184 per share representing accrued dividends from April 15, 2012.

Net Proceeds to Realty Income:

Approximately $34.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by Realty Income, plus accrued dividends of $25,760 from and including April 15, 2012 to but excluding the expected settlement date of April 19, 2012

Dividend Rate:	6.625% of the $25.00 liquidation preference per share per annum (equivalent to $1.65625 per share per annum), accruing from April 15, 2012

Dividend Payment Dates	15th day of each month, commencing May 15, 2012

Expected Settlement Date:	April 19, 2012 (T + 5)

Optional Redemption:

The Class F preferred stock is not redeemable by us prior to February 15, 2017, except as described below under “Special Optional Redemption” and except that, as provided in the Articles Supplementary (as defined in the Preliminary Prospectus Supplement) creating and establishing the terms of our Class F preferred stock, we may purchase or redeem shares of the Class F preferred stock prior to that date in order to preserve our status as a real estate investment trust (a “REIT”) for federal and/or state income tax purposes. See “Description of Class F Preferred Stock — Restrictions on Ownership and Transfer” in the Preliminary Prospectus Supplement.

On and after February 15, 2017, we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem shares of the Class F preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus, subject to exceptions described in the Base Prospectus under “General Description of Preferred Stock—Redemption,” any accrued and unpaid dividends thereon to the date fixed for redemption. If we elect to redeem any shares of Class F preferred stock as described in this paragraph, we may use any available cash to pay the redemption price, and we will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

Special Optional Redemption:

Upon the occurrence of a Change of Control (as defined in the Preliminary Prospectus Supplement), we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem shares of Class F preferred stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus, subject to exceptions described in the Base Prospectus under “General Description of Preferred Stock — Redemption,” any accrued and unpaid dividends thereon to the date fixed for redemption. If, prior to the Change of Control Conversion Date (as defined in the Preliminary Prospectus Supplement), we have provided or provide notice of our election to redeem some or all of the shares of Class F preferred stock (whether pursuant to our optional redemption right described above under “Optional Redemption” or this special optional redemption right), the holders of Class F preferred stock will not have the Change of Control Conversion Right (as defined below) described below under “Conversion Rights” with respect to the shares called for redemption. If we elect to redeem any shares of our Class F preferred stock as described in this paragraph, we may use any available cash to pay the redemption price, and we will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Class F preferred stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem some or all of the shares of Class F preferred stock held by such holder as described above under “Optional Redemption” or “Special Optional Redemption,” in which case such holder will have the right only with respect to shares of Class F preferred stock that are not called for redemption) to convert some or all of the Class F preferred stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of our common stock per share of Class F preferred stock (the “Common Stock Conversion Consideration”) equal to the lesser of:

•              the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Class F preferred stock plus the amount of any accrued and unpaid dividends thereon to the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Class F preferred stock dividend payment and prior to the corresponding dividend payment date for the Class F preferred stock, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price, as defined in the Preliminary Prospectus Supplement (such quotient, the “Conversion Rate”); and

• 1.3759 (the “Share Cap”),

subject, in each case, to provisions for the receipt of Alternative Conversion Consideration (as defined in the Preliminary Prospectus Supplement) under specified circumstances as described in the Preliminary Prospectus Supplement.

Anything in the Articles Supplementary to the contrary notwithstanding and except as otherwise required by law, the persons who are the holders of record of shares of Class F preferred stock at the close of business on a record date for the payment of dividends will be entitled to receive the dividend payable on the corresponding dividend payment date notwithstanding the conversion of those shares after such record date and on or prior to such dividend payment date and, in such case, the full amount of such dividend shall be paid on such dividend payment date to the persons who were the holders of record at the close of business on such record date.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to our common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of our common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of our common stock outstanding immediately after giving effect to such Share Split and the denominator of which is the number of shares of our common stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of our common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed 22,495,965 shares of common stock (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”) in total for the 16,350,000 shares of Class F preferred stock that will be outstanding upon completion of this offering. The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap, and shall be increased on a pro rata basis with respect to any additional shares of Class F preferred stock designated and authorized for issuance pursuant to any subsequent articles supplementary.

If, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem some or all of the shares of Class F preferred stock, as described above under “Optional Redemption” or “Special Optional Redemption,” holders of Class F preferred stock will not have the right to convert the shares of Class F preferred stock called for redemption and any shares of Class F preferred stock called for redemption that have been tendered for conversion will be redeemed on the applicable redemption date instead of converted on the Change of Control Conversion Date.

For definitions, additional terms and provisions (including a description of certain adjustments and provisions for the receipt of Alternative Conversion Consideration that may be applicable to the conversion of Class F preferred stock in the event of a Change of Control) and other important information relating to the foregoing, you should review the information appearing in the Preliminary Prospectus Supplement under “Description of Class F Preferred Stock—Conversion Rights.”

Anticipated Ratings*:	Baa2 by Moody’s Investors Service, Inc. (stable outlook) BB+ by Standard & Poor’s Ratings Services (stable outlook) BBB- by Fitch Ratings (stable outlook)

CUSIP/ISIN:	756109807/US7561098077

Sole Book-Running Manager and Underwriter:	Citigroup Global Markets Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-800-831-9146.

*  Note:  A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.